1 July 2003

Issued on behalf of Reed Elsevier PLC

Reed Elsevier has received notification from Hill Samuel Offshore Trust Company Limited, the Trustees of the Reed Elsevier Employee Benefit Trust (“the Trust”), that they sold on 30th June 2003 10,000 ordinary shares in Reed Elsevier PLC, at a price of 514.84p per share and that they also sold on 1st July 2003 8,053 ordinary shares in Reed Elsevier PLC, at a price of 505.16p.  These transactions took place in order to meet the exercise of share option entitlements by employees of Reed Elsevier. Following this transaction, the Trust now holds 6,480,461 ordinary shares in Reed Elsevier PLC and 1,341,817 ordinary shares in Reed Elsevier NV.

The Trust is a discretionary employee benefit trust which is operated in conjunction with Reed Elsevier’s share option schemes, and which provides for the transfer of shares to employees on the exercise of options granted under the said schemes. Executive directors of Reed Elsevier PLC and Reed Elsevier NV are, for technical disclosure purposes, deemed to be interested in the shares held by the Trust, by virtue of being potential beneficiaries under the Trust.